Jay Mumford, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-6010

June 25, 2009

RE: File Number 001-33793

Dear Mr. Mumford,

We yesterday received your faxed letter dated April 30, 2009 with comments to our Form 10-K for the year ended December 31, 2008 (File Number 001-33793). We will address your comments immediately and respond as soon as we are able to. Based on discussions with our accountants we believe our response will not take longer than July 7, 2009.

I appreciate your telephone call to bring this matter to our attention and we look forward to expeditiously resolving all comments.

Sincerely,

Daniel T. Mongan

Vice President, Secretary and General Counsel